June 2, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Municipal Securities Trust (the “Trust”) — File No. 033-32246; 811-05968
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 11, 2022, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 62 under the Securities Act of 1933, as amended, and Amendment No. 66 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 24, 2022, accession no. 0001133228-22-001575 (the “Amendment”). The Amendment relates to John Hancock Short Duration Municipal Opportunities Fund, a new series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Amendment.

Prospectus Comments

Comment 1 — Please include the ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response to Comment 1 — The ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Comment 2 — Under “Fund Summary — Fees and expenses,” the Staff highlighted the sentence discussing the fact that the shareholder may pay other fees, which are not reflected in the tables and examples, should be bolded. Please bold the applicable sentence, as it is bolded in Form N-1A.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

T +1 617 261 3231  F +1 617 261 3175  klgates.com

Response to Comment 2 — The Trust has made the requested change and bolded the applicable sentence.

Comment 3 — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the parenthetical disclosure regarding the Class A maximum deferred sales charge to a footnote.

Response to Comment 3 — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 4 —The SEC Staff notes that there are certain bracketed or omitted items in the Amendment. Please finalize and complete any omitted information in the Fund’s final filing. Please also provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response to Comment 4 — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing. Additionally, the fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

Comment 5 — Under “Fund Summary — Fees and expenses” in the “Annual Fund Operating Expenses” table, the Staff notes that the “Other Expenses” for Class A, Class C, and Class I differ from those of Class R6 by 3 basis points. Please explain supplementally how there is an expense component unique to the given share class.

Response to Comment 5 — The Trust supplementally notes that transfer agency expenses are described in the Statement of Additional Information and are calculated monthly. The Trust also notes that the associated expenses for transfer agent services are allocated among four different expense categories associated with providing such services. Within each expense category, the transfer agent expense is allocated across all of the John Hancock affiliated funds and/or classes for which transfer agent services are provided, on the basis of relative average net assets.

Comment 6 — Under “Fund Summary — Fees and Expenses” in the “Annual Fund Operating Expenses” table, with respect to footnote 2, if applicable, please disclose whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response to Comment 6 — Supplementally, the Trust notes that waived or reimbursed expenses are not subject to recoupment by the adviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 7 — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

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Response to Comment 7 — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

Comment 8 —The Trust states under “Fund summary — Principal investment strategies” that “the fund may also invest up to 35% of its net assets in non-investment grade bonds rated by S&P Global Ratings (S&P), Fitch Ratings, Inc. (Fitch) or Moody’s Investors Service, Inc. (Moody’s) or comparable rating by any nationally recognized statistical ratings organization (NRSRO) or their unrated equivalents.” Please disclose the ratings for each of those ratings agencies that would denote a non-investment grade bond.

Response to Comment 8 — In response to the Staff’s comment, the Trust has revised the disclosure as-follows:

~~The fund primarily invests in bonds that are investment grade when purchased, but~~ Most of these securities are investment-grade, although the fund may ~~also~~ invest up to 35% of its net assets in below-investment-grade debt securities (junk bonds) rated as low as CC ~~non-investment grade bonds rated~~ by S&P Global Ratings (S&P)~~,~~ and Fitch Ratings, Inc. (Fitch) and Ca by ~~or~~ Moody’s Investors Service, Inc. (Moody’s), or comparable rating by any nationally recognized statistical ratings organization (NRSRO), or their unrated equivalents. Non-investment grade securities may also be referred to as below investment grade securities, commonly known as “junk bonds”.

Comment 9 — Under “Fund summary — Principal investment strategies,” please clarify that non-investment grade debt securities are also known as “junk bonds”.

Response to Comment 9 — The Registrant directs the Staff to the revised disclosure set forth in Response 8 above.

Comment 10 — Under “Fund summary — Principal investment strategies,” the Trust states that “[t]he fund may invest in fixed income securities which include bonds, debt securities and other similar instruments.” Please specify or provide examples of “other similar instruments.” Additionally, please provide any corresponding risk disclosure that relates to those instruments.

Response to Comment 10 — The Trust believes that the Fund’s disclosure appropriately sets forth the types of fixed income securities which the portfolio managers may select for the Fund. The Trust, therefore, respectfully declines to make any changes in response to this comment.

Comment 11 — Under “Fund summary – Principal investment strategies,” the Trust states, “The fund will have an average effective duration of 4.5 years or less.” Please revise this sentence or provide an example to explain the significance of the number of years associated with an effective duration.

Response to Comment 11 — The Trust notes that the SAI contains the following disclosure regarding duration:

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The longer a fixed-income security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity, and call features, among other characteristics. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed-income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities).

Therefore, the Trust respectfully declines to make any changes in response to the comment.

Comment 12 — Under “Fund summary – Principal investment strategies,” the third sentence of the second paragraph states, “The fund may invest heavily in bonds from any given state or region and may have substantial investments in obligations of certain states and their agencies, instrumentalities, and/or political subdivisions.” Please provide additional disclosure regarding the states or regions in which the fund may have substantial investments either in the “Fund Summary” or in the “Fund Details” section of the prospectus. Additionally, please include any corresponding risk disclosure as a result of any updates.

Response to Comment 12 — The Trust respectfully believes that the disclosure adequately addresses the Fund’s “state or region” investment strategy and any corresponding risk. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 13 — Under “Fund summary – Principal investment strategies,” with respect to investing in derivatives, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”). Please also disclose whether investments in derivatives are counted toward the Fund’s 80% test.

Response to Comment 13 —The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter. Additionally, the Trust confirms that investments in derivatives which are on a municipal bond or municipal index count toward the Fund’s 80% test. Whereas, a derivative on any security type other than a municipal security would not count toward the Fund’s 80% test. The Trust also notes that the Fund contains detailed disclosure with respect to its use of derivative instruments and includes disclosure relating to the Fund’s 80% policy with respect to the definition of fixed income instruments. Although the Fund may utilize derivatives investments and

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may include certain derivatives in its 80% policy, the Trust respectfully declines to revise its disclosure, as it believes its disclosure is sufficient. The Trust also notes that it has taken this approach with respect to a number of funds in its complex and that this approach is therefore consistent on a complex-wide basis.

Comment 14 — Please briefly describe general obligation bonds and government bonds in more detail and provide the difference between the two. Alternatively, please include such description in the Item 9 strategy disclosure.

Response to Comment 14 — The Trust respectfully believes that the disclosure is appropriate. The Trust also respectfully notes that the SAI contains the additional disclosure regarding general obligation bonds and government bonds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 15 — Under “Fund Summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response to Comment 15 — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock fund complex. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph “The fund’s main risks are listed below in alphabetical order, not in order of importance.” For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make any changes in response to this comment.

Comment 16 — The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Sector risk.” Accordingly, please add disclosure relating to sector focus to the Fund’s principal investment strategies.

Response to Comment 16 —The Trust respectfully believes that the disclosure adequately addresses the investment strategy. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 17 — To the extent that the Fund is focused or concentrated in a specific geographic region or country, please consider disclosing those particular states or regions in the State/region risk” under “Fund summary – Principal risks.”

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Response to Comment 17 — The Trust confirms that the Fund has no current intention to concentrate or focus in a specific geographic region or state. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 18 — In “Fund summary — Portfolio management,” please state the month and year that each portfolio manager began managing the Fund.

Response to Comment 18 — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception or the year in which the fund is expected to commence operations, in order to preserve flexibility in disclosure for new funds. The month and year in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 19 — Please disclose that the Fund’s 80% policy requiring shareholder approval to change is a fundamental investment policy in the SAI. Please include this within the list of fundamental restrictions rather than including this after the list of fundamental restrictions.

Response to Comment 19 —The Trust notes that while the Fund’s 80% policy is not included within the list of fundamental restrictions as it does not follow the formatting of the other fund policies, the Fund’s 80% Policy is included under the “Investment Restrictions” section of the SAI. Additionally, the Fund specifically discloses that the 80% policy is a fundamental investment policy that may not be changed without shareholder approval. The Trust therefore respectfully declines to make any changes in response to this comment.

Comment 20 — The Staff notes that the manager considers environmental, social, and/or governance (ESG) factors, as part of its investment selection process, as disclosed under “Fund details — Principal investment strategies.” Please include disclosure describing the portion of the fund’s investments that will consider ESG factors.

Response to Comment 20 — The Trust believes that the disclosure under “Fund details —Principal investment strategies” adequately describes the portion of the fund’s investments that will consider ESG factors, i.e. noting that “one or more [ESG] characteristics may not be relevant with respect to all issuers that are eligible fund investments.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 21 — Under “Fund details — Principal investment strategies,” it is stated that “[f]or liquidity and flexibility, the fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in taxable and tax-free investment-grade short-term securities.” Please also include this disclosure in the “Fund summary – Principal investment strategies” section.

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Response to Comment 21 — In response to this comment, the Trust notes that it believes that the placement of this disclosure is appropriate and is consistent with requirements of Item 9(b). Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 22 — Under “Fund details — Principal investment strategy,” the Staff notes that the Fund’s disclosure states that it “may deviate from its principal investment strategies” under certain circumstances. Please specify the extent to which the Fund may deviate from its principal strategies.

Response to Comment 22 — The Trust believes the current disclosure is sufficiently clear and notes that additional disclosure is not required by Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 23 — Under “Fund details —Who’s who — Investment advisor,” please update the assets under management as of a more current date.

Response to Comment 23 — The Trust has made the requested change.

Comment 24 — Under “Fund details —Who’s who — Management fee,” please identify which funds the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved.

Response to Comment 24 — Many John Hancock funds have advisory fee schedules that include one or more asset-based breakpoints above which such funds pay lower advisory fee rates. In order to determine whether such a fund meets an advisory fee breakpoint, such fund may aggregate its assets with those of certain other affiliated funds specified in the fund’s advisory agreement. The Trust does not believe that identifying such other affiliated funds in the prospectus is useful or required. In addition, the Fund notes that the funds, the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved, are identified in the Advisory Agreement, which is filed as an exhibit to the Amendment. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 25 — Under “Fund details —Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A, not necessarily the exact date of the report.

Response to Comment 25 — The Trust respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Fund believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

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Comment 26 — Under “Fund details — Who’s who—Additional information about fund expenses” please include disclosure regarding both fee waivers described in “Fund summary—Fees and expenses” on page 1 of this prospectus.

Response to Comment 26 — The Trust respectfully notes that General Instruction C.3.(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As the fee waiver information is disclosed in response to Item 3 of Form N-1A it need not be repeated under “Who’s who—Additional information about fund expenses.” The Trust further notes that it discloses contractual waivers that impact the fee table in footnotes to the fee table (as required by Item 3 of Form N-1A), but discloses contractual waivers that do not impact the fee table and voluntary waivers in “Who’s who - Additional information about fund expenses.” Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 27 — Under “Fund details —Who’s who — Subadvisor,” please update the assets under management of Manulife Investment Management (US) LLC as of a more current date.

Response to Comment 27 — The Trust has made the requested change.

Comment 28 — In “Fund details — Portfolio management” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since 2022.

Response to Comment 28 — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception or the year in which the fund is expected to commence operations, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 29 — Please reconcile the list of CDSC waivers set forth under “Sales charge reductions and waivers — CDSC waivers,” with the CDSC waivers described beginning on p. 77 of the SAI under “Deferred Sales Charge on Class A and Class C Shares,” including those specific to items under the paragraph beginning with “For retirement accounts”.

Response to Comment 29 — The Trust has reviewed the disclosure and confirms its accuracy. The Trust notes that as a result of previous discussions with the SEC staff, this complex-wide prospectus disclosure has been adjusted to include additional disclosure from the SAI, and vice versa. The Trust notes that in some cases the ordering of the disclosure varies from the prospectus to the SAI, that there is more detailed disclosure in the SAI than there is in the prospectus in certain instances, but that the disclosure is not in conflict.

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Comment 30 — Under “Sales Charge Reductions and Waivers — Waivers for certain investors,” please reconcile the list of waivers with the waivers stated in the SAI under the “Sales charges on Class A and Class C shares — Without sales charges” section.

Response to Comment 30 — The Trust has reviewed the disclosure and confirms its accuracy. The Trust notes that as a result of previous discussions with the SEC staff, this complex-wide prospectus disclosure has been adjusted to include additional disclosure from the SAI, and vice versa. The Trust notes that in some cases the ordering of the disclosure varies from the prospectus to the SAI and that there is more detailed disclosure in the SAI than there is in the prospectus in certain instances, but that the disclosure is not in conflict.

Comment 31 — Please revise any of the bullet points to clarify if a waiver only applies to a specific class (i.e., either Class A or Class C shares).

Response to Comment 31 — The Trust believes that the bullet points discussing the waivers appropriately identify the applicable share classes. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comments to Appendix 1

Comment 32 — Please confirm supplementally that Appendix 1 lists all applicable intermediaries that offer sales charge waivers other than those described in the prospectus, as well as the details of each such arrangements.

Response to Comment 32 — Appendix 1 currently lists all such intermediaries and the details of such arrangements that are known to the Trust at this time. As other intermediaries make determinations regarding fee waivers, the Trust will monitor such developments and will consider whether additional future filings to add such disclosure are necessary. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 33 — Under “Your Account – Intermediary sales charge waivers – Morgan Stanley Smith Barney (Morgan Stanley),” if applicable, please update the July 1, 2018 disclosure if there has been a subsequent disclosure. Additionally, under “Your Account – Intermediary sales charge waivers – Raymond James & Associates, Inc., Raymond James Financial Services, Inc. and each entity’s affiliates (Raymond James),” if applicable, please update the March 1, 2019 disclosure if there has been a subsequent disclosure.

Response to Comment 33 — The Trust has reviewed and supplementally confirms that the noted disclosures are the most recent and there are no subsequent disclosures. Accordingly, the Trust respectfully declines to make the requested change in response to this comment.

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Comments to SAI

Comment 34 — Please disclose that the Fund’s 80% policy requiring shareholder approval to change is a fundamental investment policy in the SAI. Please include this within the list of fundamental restrictions rather than including this after the list of fundamental restrictions.

Response to Comment 34 — The Trust believes its current disclosure policy regarding shareholder approval to change fundamental policies is appropriate. The Trust notes that the Fund’s 80% Policy is included under the “Investment Restrictions” section of the SAI and specifically identifies that the 80% policy is a fundamental investment policy that may not be changed without shareholder approval. The Trust therefore respectfully declines to make the requested change in response to this comment.

Comment 35 — Under “Those Responsible for Management—Duties of Trustees; Committee Structure—Board Committees,” please confirm that the number of meetings of each committee held in the most recently completed fiscal year has been updated appropriately.

Response to Comment 35 — The Trust supplementally confirms the number of meetings for each committee has been updated appropriately.

Comment 36 — Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response to Comment 36 — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

Comment 37 — Under “Policy Regarding Disclosure of Portfolio Holdings,” the Staff notes that “the fund’s material nonpublic holdings information may be provided to […] unaffiliated persons as part of the investment activities of the fund,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public as part of an explicit agreement.

Response to Comment 37 — The Trust notes that the disclosure sets forth that unaffiliated recipients “by explicit agreement, are required to maintain the confidentiality of the information disclosed.” The Trust accordingly respectfully declines to make any changes to this comment.

Comment 38 — Under “Sample Calculation of Maximum Offering Price,” please confirm whether there should be a table showing the maximum offering price per share of the outstanding share classes of the Fund.

Response to Comment 38 — The Trust respectfully notes that as the Fund’s Class A, Class C, Class I, and Class R6 shares had not commenced operations as of the date of the prospectus, there is no

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such information to report. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comments to Part C

Comment 39 — Please confirm that all applicable exhibits incorporated by reference include hyperlinks to the relevant previous filings.

Response to Comment 39 — The Trust supplementary confirms that any exhibits incorporated by reference include hyperlinks to the relevant previous filings.

* * * * *

The Trust intends to file an amended Registration Statement that will reflect the above responses to the Staff’s comments electronically on EDGAR. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes
Partner
K&L Gates LLP
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APPENDIX A

Fee Schedules

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). More information about these and other discounts is available from your financial professional and on pages 18 to 20 of the prospectus under “Sales charge reductions and waivers” or pages 74 to 78 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	2.25	None	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	0.50 (on certain purchases, including those of $250,000 or more)	1.00	None	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A		C		I	R6
Management fee	0.37		0.37		0.37	0.37
Distribution and service (Rule 12b-1) fees	0.25		1.00		0.00	0.00
Other expenses[1]	0.76		0.76		0.76	0.73
Total annual fund operating expenses	1.38		2.13		1.13	1.10
Contractual expense reimbursement[2]	–0.76	[3]	–0.76	[3]	–0.66	–0.66
Total annual fund operating expenses after expense reimbursements	0.62		1.37		0.47	0.44

1	“Other expenses,” such as expected transfer agency expenses, have been estimated for the first year of operations of the
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fund’s Class A, Class C, Class I, and Class R6 shares.

2	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.43% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on September 30, 2023, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

3	The distributor contractually agrees to limit its Rule 12b-1 fees for Class A and Class C shares to 0.15% and 0.90%, respectively. This agreement expires on September 30, 2023 unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	A	C		I	R6
Shares		Sold	Not Sold
1 year	287	239	139	48	45
3 years	579	594	594	294	284
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